Exhibit 99.1

voxeljet AG Schedules Fourth Quarter and Full Year 2013 Financial Results Release and Conference Call

Friedberg, Germany, March 10, 2014 — voxeljet AG (the “Company” or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that it will release its financial results for the fourth quarter and year ended December 31, 2013 after the closing of the financial markets on Thursday, March 27th.

The company will host a conference call and webcast to review the results for the quarter and full year on Friday, March 28th at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG Fourth Quarter and Full Year 2013 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 13577172. The recording will be available for replay through April 12, 2014.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1030686 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Contacts

Investor Relations

Rudolf Franz, CFO

rudolf.franz@voxeljet.de

+49 821 7483 100

Anthony Gerstein

anthony.gerstein@icrinc.com

646-277-1242

Media

Phil Denning

phil.denning@icrinc.com

646-277-1258

Cory Ziskind

cory.ziskind@icrinc.com

646-277-1232